UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

Empire Global Gaming, Inc.
(Name of Issuer)

Common Stock
(Title of Class of Securities)

29173R100
 (CUSIP Number)

Nicholas Sorge, Sr.
555 Woodside Avenue
Bellport, NY 11713
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

February 28, 2013
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No.	29173R100

1	NAMES OF REPORTING PERSONS: Nicholas Sorge, Sr.

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
2
(a) ☐
(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

United States
	7	SOLE VOTING POWER:

		40,000,000 shares of Common Stock*
NUMBER OF
SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		0
EACH
REPORTING	9	SOLE DISPOSITIVE POWER:
PERSON
WITH		40,000,000 shares of Common Stock*

	10	SHARED DISPOSITIVE POWER:

		0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

40,000,000 shares of Common Stock*

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

80.7%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

IN,SC

* Does not include 2,900,000 shares of Common Stock owned by the Reporting Persons wife.

Item 1.      Security and Issuer.

The class of equity securities to which this Schedule 13D relates is the common stock of Empire Global Gaming, Inc., a Nevada corporation (the “Issuer”). The principal executive offices of the Issuer are located at 555 Woodside Avenue, Bellport, New York 11713.

Item 2.      Identity and Background.

This Schedule 13D is being filed on behalf of Nicholas Sorge, Sr. (the “Reporting Person”) with an address at 555 Woodside Avenue, Bellport, New York 11713.  The Reporting Person is the President and Director of the Issuer.  The Reporting Person is a citizen of the United States.

During the last five years, the Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), nor been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or a finding of violation of any such laws.

Item 3.      Source and Amount of Funds or Other Consideration.

The Reporting Person acquired 40,000,000 shares of Common Stock of the Issuer as a founder of the Issuer.

Item 4.      Purpose of Transaction.

The Reporting Person acquired the shares of Common Stock of the Issuer as a founder of the Issuer and serving as President of the Issuer.

The Reporting Person has no definitive or specific plans or proposals that relate to or would result in the occurrence of any of the actions described in Items 4(a) through 4(j).

Item 5.      Interest in Securities of the Issuer.

(a)       The Reporting Person owns 40,000,000 shares of Common Stock of the Issuer (constituting 80.7% of the Issuer’s issued and outstanding common stock).

(b)       The Reporting Person has the sole power to vote or to direct the vote and sole power to dispose or to direct the disposition of, the 40,000,000 shares of Common Stock of the Issuer of the Issuer that the Reporting Person owns.

(c)       Transactions in the securities effected during the past sixty days: None, other than the transaction described in Item 4 of this Schedule 13D.

(d)       No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities beneficially owned by the Reporting Person.

(e)       The date on which the Reporting Person ceased to be beneficial owners of more than five percent of the class of securities: Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Except for the Agreement described in Item 4 of this Schedule 13D there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 and between such persons and any person with respect to any securities of the Issuer, including but not limited to transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies, naming the persons with whom such contracts, arrangements, understandings or relationships have been entered into.

Item 7.      Material to Be Filed as Exhibits.

None.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

March 7, 2013	Nicholas Sorge, Sr.

/s/ Nicholas Sorge, Sr.